

July 19, 2010

Jeffrey J. Gordman
CEO, President and Secretary
Gordmans Stores, Inc.
12100 West Center Road
Omaha, Nebraska 68144

> **Re: Gordmans Stores, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 30, 2010**
> **File No. 333-166436**

Dear Mr. Gordman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note your revised disclosure in response to comment one of our letter dated June 22, 2010. Please also refer to comment seven of our letter dated May 27, 2010. Revise the bottom of page one to provide a balanced description of your competitive position and, to the extent you retain references to "everyday savings up to 60% off department and specialty store regular prices," provide a basis for this statement. It is unclear, for example, if you or an independent party has conducted pricing surveys involving you and your competitors. Similarly, it is unclear whether and why you believe your competitors do not also "seek to negotiate the best up-front net pricing, by taking a lower mark-up on merchandise due to [a] low price philosophy, and by employing a variety of opportunistic merchandise procurement strategies."

Contractual Obligations, page 49

2. At May 1, 2010 the table presents $70 in variable rate note payable including projected interest yet the balance sheet presents $667. Please reconcile the reason for this difference.

Business, page 53
Industry, page 61

3. We note your additional disclosure in the first paragraph of page 62 regarding your competitive position based on certain factors. Please provide analyses with respect to the "quality" and "location" factors or advise.

Compensation Discussion and Analysis, page 69

4. We note your response to prior comment 13 and the addition of certain numerical details to the last paragraph of page 73. To the extent material, explain how your board of directors decided to provide a 37% increase over the maximum target award, as opposed to other possible percentages. It is unclear how "the discretion of [y]our President and Chief Executive Officer and/or Board of Directors" is exercised when deciding whether to grant awards in excess of the maximum. Please disclose the principal factors your CEO and board of directors used or will use in determining what level company performance must exceed the maximum target performance to approve an increase in the maximum bonus.

Equity Incentives, page 74

5. We note that you will enter into option termination agreements. Please tell us whether you expect to record any additional compensation expense as a result of the option termination agreements.

Certain Relationships and Related Party Transactions, page 88
Leases with Related Parties, page 90

6. Please provide the names of the "certain stockholders" who were partial owners of A.G. Realty. Also, please include the aggregate amount of all periodic payments or installments due on or after the beginning of your last fiscal year, including any required or optional payments due during or at the conclusion of the lease. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Note L. Stock Option Plans, page F-19

7. We note from your response to comment 22 in our letter dated June 22, 2010 that you used a 30% lack of marketability discount and did not decrease the discount since all options have certain restrictions. These restrictions (i.e., exercise only allowed when the holder leaves the Company, there is a change in control, or the

option reaches its contractual term of eight years) appear to be performance or service conditions that affect vesting and should not reflected in the estimate of fair value of the option at grant date. FASB ASC 718-10-30-10 sets forth that these restrictions should be reflected in estimating the option's expected term and pre-vesting forfeitures. Please revise your estimate of fair value of stock options granted to reflect the effect of the performance or service conditions in your determination of the expected term rather than your determination of the intrinsic value of the stock option within your Black-Scholes model.

8. Conversely to the treatment of performance/service conditions, a lack of marketability discount would be reflected in the estimate of fair value of the option. Please tell us the portion of the 30% total discount, if any, that is attributed to a lack of marketability discount and provide support for not decreasing such a discount as you neared an initial public offering.

9. We note in the first paragraph on page F-21 that options vested no later than five years from the date of grant. In your response to comment 22 of our letter dated June 22, 2010 you cited that the options may be exercised when the holder leaves the company, a change of control occurs or the end of the contractual term of the option. Please tell us how you applied FASB ASC 718-10-35-2 in determining the requisite service period over which compensation cost should be recognized. In your response, please address FASB ASC 718-10-55-86 to 55-88 in assessing whether the provision that the options are vested upon when the holder leaves the Company (which is outside the Company's control) means that the explicit service condition is nonsubstantive and the award's entire fair value should be recognized as compensation cost on the grant date.

10. We note from your response to comment 22 in our letter dated June 22, 2010 that options may be exercised *only* when the holder leaves the company, a change of control occurs or the end of the contractual term of the option is reached. Please reconcile this with the disclosure on page 74 that states that the options vest 20% annually over five years.

11. We note in the first paragraph on page F-21 that options were granted at prices computed to be below fair market value on the date of grant. Please clarify whether the amount the options were "in-the-money" at the date of grant was equal to the marketability discount or an amount in excess of the marketability discount.

12. We note in the first paragraph on page F-21 that options had ten-year contractual terms. Please reconcile the term with that presented in your response to comment 22 of our letter dated June 22, 2010 of eight years.

13. Please disclose the restrictions associated with the options granted and the period over which you recognize compensation cost attributed to the options.

Condensed Consolidated Statements of Operations (Unaudited), page F-23

14. We note page 25 discloses that in June 2010 you issued a special $20.0 million aggregated dividend or $20 per common share issued and outstanding common stock. In light of the fact this dividend exceeds net income for the 13 week period ended May 1, 2010 and the year ended January 30, 2010 please tell us your consideration of the requirement to present pro forma balance sheet and earnings per share for the latest fiscal year and interim period. See SAB Topic 1.B.3.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited), page F-26
F. Subsequent Events, page F-30

15. Please revise your discussion to disclose the $20.0 million per common share dividend paid to shareholders in June 2010.

Exhibits

16. We note your response to prior comment 26 indicating that the grids referenced in the employment agreement "are no longer in effect." Please advise us on what basis you believe the performance grids, which appear to be part of the employment contract, are not required to be filed under Item 601(b)(10).

17. We note that exhibits 2.1, 10.9, 10.13, 10.14, 10.16, 10.32 and 10.33 are missing schedules, attachments or exhibits. Please file such exhibits in their entirety with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald T. Nowak, P.C.
       Fax: (312) 862-2200

       W. Morgan Burns, Esq.
       Fax: (612) 766-1600